Mail Stop 4720

April 6, 2010

Peter H. Lovell, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, CT 06902

Re: Odyssey Re Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-16535

Dear Mr. Lovell:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers and Corporate Governance, page 175

1. Please include the Compensation Committee Interlocks and Insider Participation disclosure required by Item 407(e)(4) of Regulation S-K.

Information Concerning Directors and Executive Officers, page 175

2. For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company in light of the Company's business and structure. Please refer to recently amended Item 401(e) of Regulation S-K.

Executive Compensation, page 178

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Incentive Bonus Awards to OdysseyRe's Executive Officers for 2009, page 181

4. We note your disclosure that the Compensation Committee, "considered a number of other financial benchmarks during its evaluation of the Company's overall financial performance for 2009. In particular, the Committee noted…" To the extent that there were factors other than after-tax net income and growth in book value per share which were important to the Committee's determination of incentive bonus awards, please describe them.

5. Please expand your disclosure to clarify the Chief Executive Officer's recommendations to the Compensation Committee, including the factors considered by Mr. Barnard in making such recommendations, concerning incentive awards to Mr. Wacek, Mr. Young and Mr. Lovell. In addition, please elaborate on Mr. Young's "contributions" and Mr. Lovell's "work during 2009" that led to the bonuses awarded to those named executive officers.

Restricted Stock Awards to Named Executive Officer for 2009, page 183

6. We note your disclosure that restricted equity awards were made, "Based on the financial performance of the Company in 2009." Please disclose the individual financial performance factors considered that led to these equity awards and how the Committee determined the amounts of the awards.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director